Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Medigen Biotechnology Engages PharmaSynth to Manufacture PI-88 Registration Batches

Brisbane, Australia, 29 April 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) today announces that PI-88 licensee Medigen Biotechnology Corporation Limited (“Medigen”) (Taipei, Taiwan) has engaged PharmaSynth Pty Ltd a GMP contract manufacturer of biopharmaceuticals to manufacture the PI-88 drug substance registration batches and project manage the drug product registration batches. Data generated from these services will be included in the chemistry, manufacturing and control sections of the New Drug Application (“NDA”). Medigen recently consulted with the Taiwan Food and Drug Administration (“TFDA”) on the final PI-88 chemical formulation for large scale manufacture. Medigen expects to complete all registration batches of PI-88 by the third quarter of 2014.

Acting Managing Director Heng Tang said “It is exciting for PharmaSynth to have secured this contract to work together with Medigen on another major final step towards commercialising PI-88”.

Medigen are currently completing the fully recruited randomised, placebo-controlled Phase III PATRON trial in Taiwan, South Korea, China and Hong Kong to confirm the safety and efficacy of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection. If the interim results from this clinical trial are in line with expectations, Medigen expects to lodge the accelerated NDA with the TFDA this year.

PharmaSynth previously manufactured PI-88 for the PATRON trial and project managed the fill, finish, labelling and distribution. The specific terms of the contract are in line with industry standards but are subject to commercial confidentiality. With the implementation of this manufacturing and product management contract, PharmaSynth is in a privileged position to provide the initial commercial supply of PI-88 drug substance to Medigen when the Taiwan NDA is approved for marketing. PharmaSynth is a wholly owned subsidiary of Progen.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PharmaSynth Pty Ltd

PharmaSynth is one of Australia’s most experienced biopharmaceutical contract manufacturing organisations located in Brisbane. PharmaSynth is licensed by the Australian Therapeutic Goods Administration (TGA) to manufacture active pharmaceutical ingredients from biological sources or synthesis and the Australian Pesticides and Veterinary Medicines Authority (APVMA) for manufacture of veterinary sterile immunological products. PharmaSynth has a local and international client base serving the pharmaceutical, biotechnology and veterinary industries. www.pharmasynth.com.au

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.